Exhibit 99.4

KPMG LLP Chartered Accountants 600 de Maisonneuve Blvd. West Suite 1500 Tour KPMG Montréal, Québec H3A 0A3	Telephone (514) 840-2100 Fax (514) 840-2187 Internet www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Neptune Technologies & Bioressources Inc.

We consent to the incorporation by reference in the Registration Statement (File No. 333-176959) on Form F-10 of Neptune Technologies & Bioressources Inc. (the “Company”) of our report dated May 9, 2012, with respect to the consolidated financial statements of the Company, which comprise the consolidated statements of financial position as at February 29, 2012, February 28, 2011 and March 1, 2010,  the  consolidated statements of earnings and comprehensive income (loss), changes in equity and cash flows for the years ended February 29, 2012 and February 28, 2011, and notes, comprising a summary of significant accounting policies and other explanatory information, included in this Form 6-K.

Chartered Accountants
May 24, 2012

Montréal, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.  KPMG Canada provides services to KPMG LLP.